VALIC Financial Advisors, Inc.
Statement of Operations
Year Ended December 31, 2015

(in thousands of dollars)

Revenues	
Dealer concession revenue	$ 18,343
Dealer concession revenue from affiliates	166,344
Service fee income	25,919
Service fee income from affiliates	933
Advisory service fees	97,357
Interest	55
Other	5,094
Total revenues	314,045
Expenses	
Commissions	204,079
Selling expenses	85
General and administrative	21,438
Licenses and fees	1,940
Professional fees	119
Clearing fees	976
Total expenses	228,637
Income before taxes	85,408
Income tax expense (note 9)	31,384
Net income	$ 54,024

The accompanying notes are an integral part of these financial statements.